Erik Nelson, Sr. Securities Counsel
Allianz Investment Management LLC
5701 Golden Hills Drive | Minneapolis Minnesota | 55416-1297
Telephone:  763-765-7453
Fax:        763-765-6355



April 8, 2010

Sally Samuel, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549


RE:   Post-Effective Amendment No. 27 to Registration Statement on Form N-1A
Allianz Variable Insurance Products Trust (VIP Trust)
File Nos. 333-83423 and 811-09491

      and

      Post-Effective Amendment No. 6 to Registration Statement on Form N-1A Allianz Variable Insurance Products Fund of Funds Trust (FOF Trust)
File Nos. 333-119867 and 811-21624


Dear Ms. Samuel:

On March 22, 2010, you provided telephonic comments regarding the above-referenced post-effective amendments, which we submitted on February 5, 2010, and on February 3, 2010, respectively. This letter responds to your comments. Each comment is summarized below, followed by our response. We have attempted to consolidate global comments, rather than repeat the same comment and response with respect to multiple funds.

At your request, we have included with this correspondence filing representative examples of changes made to the registration statements in response to your comments. We will incorporate all changes into the registration statements and file them pursuant to Rule 485(b) on or about April 22, 2010.

If I have misstated any of your comments, or if you have any additional comments, please let me know.


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GLOBAL COMMENTS APPLICABLE TO BOTH REGISTRATION STATEMENTS

COMMENT: You requested that we identify, on the front cover of the prospectus and the SAI, the share classes for each fund.

RESPONSE: The FOF Trust does not have share classes. The VIP Trust has authorized share classes for only five funds. For those five funds, we will identify the available share classes on the front covers as requested.

COMMENT: You requested that we insert disclosure responsive to Item 7 (Tax Information).

RESPONSE:  We will add consolidated Tax Information disclosure as requested.

COMMENT: You noted that the narrative disclosures around Fees and Expenses are too long and should be limited to the specific requirements of Item 3. You specifically noted that:
    a) For New Funds, the disclosure that Other Expenses are based on estimated amounts for the current fiscal year should be made in a footnote.
    b) The disclosure relating to voluntary fee waivers is not permitted here, because it is not guaranteed for at least one year.
    c) For the VIP Trust, disclosure relating to the 12b-1 plan is not permitted here.
    d) The footnote disclosure relating to Acquired Fund Fees and Expenses (i) should include, for new funds, disclosure that they are based on estimated amounts for the current fiscal year and (ii) should be limited to the requirements of Item 3.
    e) Any recoupment of fees previously waived or of expenses previously paid by the Manager should be included in Other Expenses and disclosed in a footnote to Other Expenses.
    f) Disclosure, in the table and in the footnotes, regarding Expense Reimbursement may be included only if the fund triggered the expense limitation agreement during the prior year (existing funds) or if the fund is likely to trigger it during the coming year (new funds). Also, the footnote disclosure relating to Expense Reimbursement must be limited to the specific requirements of Item 3.
    g) For the FOF Trust, the footnote disclosure relating to payments to the insurance companies offering the Contracts is not permitted here.
    h) The narrative preceding the Example must be limited to the requirements of Item 3; references to Acquired Fund Fees and Expenses and management fee waivers should be deleted.
    i) For new funds, the last two sentences of the Portfolio Turnover disclosure should be revised to conform to Item 3.

RESPONSE: We will make global changes to the Fees and Expenses disclosures as requested.

COMMENT: In the Principal Investment Strategies section, you requested generally that we limit the disclosure to the "principal" strategies of each fund and that we review any strategies predicated by "the Fund may" (or similar) to ensure that the strategies disclosed are in fact principal. You also noted that cross-references to other sections of the prospectus are not permitted here.


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


RESPONSE: We will make global changes to the Principal Strategies disclosures as requested, including moving or revising the disclosure of strategies which we determine to be not principal.

COMMENT: In the Principal Risks section, you noted that the disclosure regarding bank deposits and FDIC insurance is not permitted unless the fund is advised or sold through an insured depository institution.

RESPONSE: We have confirmed that the variable annuities through which these funds are available are offered and sold through bank channels. Therefore, we believe this disclosure is required.

COMMENT: For the FOF Trust, in the Principal Risks section, you requested that we un-bold the risks and rephrase the discussion of allocation risk/selection risk to be clearer.

RESPONSE: We will make global changes to this section of the FOF Trust as requested.

COMMENT: You noted that, while we may include a description of who may want to invest in a fund, we may not include the corresponding description of who the fund may not be appropriate for.

RESPONSE:  We will make this global change as requested.

COMMENT:  With respect to the Performance Information section, you noted that:

   a) Reference to fee waivers should be removed from the narrative.
   b) The performance of the broad-based securities market index should precede any performance presented for additional indices and a description of the broad-based index is not required.
   c) If additional indices are included, the explanation required by Item 4, instruction 2(b) should be included in the narrative preceding the performance charts.
   d) 3-year performance data should not be included in the annual returns table.
   e) The annual returns data for the indices should include the parenthetical set forth in the Average Annual Total Returns chart in Item 4.

RESPONSE:  We will make global changes to this section as requested.

COMMENT: On the back cover, you requested that we ensure that the web links provided link directly to the web page with the relevant content.

RESPONSE: We will correct the web links to provide direct links to the relevant content.


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COMMENTS APPLICABLE TO THE FOF TRUST

COMMENT: In the section More About the Funds - Overview, either rewrite the third paragraph to eliminate redundancy or delete the paragraph.

RESPONSE:  We will delete the third paragraph.

COMMENT: Avoid cross-references to SAI, except as specifically permitted by General Instruction D.

RESPONSE:  We will avoid cross-references to the SAI as requested.

COMMENT: In the section More About the Funds - The AZL Fusion Funds, revise this discussion to be more readable and less duplicative.

RESPONSE:  We will revise this section as requested.

COMMENT: In the section More About the Funds -AZL Fusion Funds Investment Risks, add additional disclosure to the effect that all of the risks identified apply to all of the Fusion Funds and the exposure to the various risks depends upon the exposure to fixed assets versus equity assets.

RESPONSE:  We will revise this section as requested.

COMMENT: In the section More About the Funds -AZL Fusion Funds Investment Risks, revise the selection risk disclosure to make clear if a fund is actively managed and to delete reference to management risk.

RESPONSE:  We will revise this section as requested.

COMMENT: In the section More About the Funds -AZL Fusion Funds Investment Risks, you requested that we revise the derivatives risk disclosure to add disclosure with respect to the obligation to segregate assets in connection with certain derivatives transactions.

RESPONSE:  We will revise this disclosure as requested.

COMMENT: In the section More About the Funds -AZL Fusion Funds Investment Risks, revise the mortgage-related and other asset-backed risks to provide additional subprime risk disclosure, if applicable.

RESPONSE: We reviewed the investments of each of the Fusion Funds and determined that each of the funds has less than one-half of one percent of its total assets exposed to subprime investments. Consequently, we do not believe that additional disclosure regarding subprime risk is warranted.


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


COMMENT: In the section More About the Funds - Investment Risks, identify in the chart which of the investment risks are principal risks of the funds of funds.

RESPONSE:  We will revise this chart as requested.

COMMENT: In the SAI section regarding disclosure of portfolio holdings, identify by name the companies that receive portfolio holdings information.

RESPONSE: We will identify the companies that receive portfolio holdings information before it is public as requested.

COMMENTS APPLICABLE TO THE VIP TRUST

COMMENT: Because "Subadviser" generally is not a defined term, "Subadviser" should be replaced with "subadviser" throughout the prospectus.

RESPONSE:  We will make this change as requested.

COMMENT: You noted that disclosures regarding temporary defensive strategies and frequent trading should be moved to the Item 9 disclosure.

RESPONSE:  We will make these changes globally as requested.

COMMENT: You noted that risk disclosures should not appear in the principal investment strategies section.

RESPONSE:  We will make this change globally as requested.

COMMENT: You requested that we revise the selection risk disclosures to make clear that the fund is actively managed and to delete reference to management risk

RESPONSE:  We will make this change globally as requested.

COMMENT:  You requested that we delete cross-references in the summary section.

RESPONSE:  We will make this change globally as requested.

COMMENT: In the annual returns table, you noted that the inception date column should be deleted and the inception date listed in a parenthetical in the last column

RESPONSE:  We will make this change globally as requested.

COMMENT: You noted that performance benchmarks should be identified by the official name of the indices.


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


RESPONSE: I believe that this comment was directed at the MSCI EAFE Index. I reviewed the MSCI Barra website, and it appears that MSCI EAFE Index is the official name. We will review other benchmarks and ensure that official names are used.

COMMENT: For AZL Eaton Vance Large Cap Value Fund, you noted that the fourth to last paragraph ("The Fund may at times engage in derivatives transactions . . . ..") appears as if it may not be "principal." You also noted that the disclosure in performance information relating to the change in subadviser should appear in the narrative preceding the chart.

RESPONSE: We consulted with the fund's investment subadviser and determined that the subadviser does consider the strategies set forth in this paragraph to be "principal" within the meaning of Form N-1A. We will change the performance section as requested.

COMMENT:  For AZL Enhanced Bond Index Fund, you noted the second to last paragraph ("The Fund may use futures, options, and/or swaps to manage . . ..")
appears as if it may not be "principal."

RESPONSE: We consulted with the fund's investment subadviser and determined that the subadviser does consider the strategies set forth in this paragraph to be "principal" within the meaning of Form N-1A.

COMMENT: For AZL Gateway Fund, you asked that we review the principal investment strategies section to ensure that the strategies disclosed are "principal."

RESPONSE: We have consulted with the fund's investment subadviser, redrafted the disclosure of principal investment strategies, and moved disclosure with respect to strategies which are not "principal" to the More About the Funds section later in the prospectus.

COMMENT: For AZL Money Market Fund, you noted that the disclosure of the fee waiver/expense reimbursement arrangement should be moved out of the summary section. You also noted that we should review and revise the principal investment strategies disclosure to incorporate the changes to Rule 2a-7 and to remove risk disclosure. You also requested that we conform the risk disclosure to the requirements of Item 4(b)(1)(ii).

RESPONSE:  We will make these changes as requested.


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


COMMENT: For the AZL Russell Index Funds, you noted that trademarks disclosures should not appear in the summary section.

RESPONSE:  We will make this change globally as requested.

COMMENT: For AZL Small Cap Stock Index Fund, you requested that we review the principal investment strategies disclosure and remove disclosure of risks from the strategies section.

RESPONSE:  We will make this change as requested.

COMMENT: For AZL Van Kampen Equity and Income Fund, you noted that disclosure relating to the change in benchmark index should be moved to the narrative proceeding the chart or should not be included at all if the change did not occur in the most recent period.

RESPONSE:  We will make this change as requested.

COMMENT: For AZL Van Kampen Global Real Estate Fund, you noted that the disclosure regarding non-diversification needs to be moved.

RESPONSE: We are deleting the non-diversification disclosure because the fund is no longer non-diversified.

COMMENT: In the section More About the Funds - Overview, you requested that we review this section and remove duplicative disclosure. You also requested that we remove the cross-reference to the SAI.

RESPONSE: We will review and eliminate duplicative disclosure and delete the cross-reference as requested.

COMMENT: In the SAI section regarding disclosure of portfolio holdings, identify by name the companies that receive portfolio holdings information.

RESPONSE: We will identify the companies that receive portfolio holdings information before it is public as requested.

COMMENT: By telephone on March 24, 2010, you provided an additional comment relating to the international funds. You noted that in order to qualify as a broad-based securities market index, the performance of an international index must be reported on a gross basis, and not net of withholdings.

RESPONSE: We will ensure that the performance disclosures for international benchmark indices are gross, not net of withholdings.

The Registrants acknowledges that the Registrants are responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking an action with respect to the filing and does not relieve a Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrants understand that they cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

/s/ Erik Nelson



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